UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Higgins,                         Melina              E.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    VCA Antech, Inc.
    (WOOF)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Year

    November/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

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                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   11/20/01 |    X   |   |      814,575  | A   |  $.001   |              |    I    |   01,02  |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   11/20/01 |    S   |   |           83  | D   |  $10.00  |    814,492   |    I    |   01,02  |
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14% Series A Senior Redeemable      |            |        |   |               |     |          |              |         |          |
Exchangeable Cumulative             |            |        |   |               |     |          |              |         |          |
Preferred Stock                     |   11/27/01 |  J(03) |   |      122,123  | D   |    03    |     -0-      |    I    |   01,03  |
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12% Series B Junior Redeemable      |            |        |   |               |     |          |              |         |          |
Cumulative Preferred Stock          |   11/27/01 |  J(03) |   |      121,000  | D   |    03    |     -0-      |    I    |   01,03  |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |               |                |                       |        |9.       |10.   |      |
               |        |        |       |               |                |                       |        |Number   |Owner-|      |
               |        |        |       |               |                |                       |        |of       |ship  |      |
               |2.      |        |       |               |                |                       |        |Deriv-   |of    |      |
               |Conver- |        |       | 5.            |                |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |       | Number of     |                |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |       | Derivative    |6.              |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.     | Securities    |Date            |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans- | Acquired (A)  |Exercisable and |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action | or Disposed   |Expiration Date |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code   | of (D)        |(Month/Day/Year)|             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr | (Instr. 3,    |----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)     | 4 and 5)      |Date    |Expira-|             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |-------| ------------  |Exer-   |tion   |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)   |cisable |Date   |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Common Stock   |        |        |     | |       |       |        |       |             |         |        |         |      |      |
Warrants       |        |        |     | |       |       |        |       |             |         |        |         |      |      |
(right to buy) | $.001  |11/20/01|  X  | |       |814,575| Immed. |  02   |Common Stock |814,575  |        |   -0-   |   I  | 01,02|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 814,492 shares of Common Stock through the cashless exercise of warrants by certain investment partnerships of which affiliates of Goldman Sachs and GS Group serve as the general partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of the Limited Partnerships. The securities reported herein as indirectly beneficially owned are owned by the Limited Partnerships.

Warrants not exercised prior to the consummation of the IPO expired immediately upon the closing of the IPO.

03: Upon consummation of the Issuer's initial public offering, the Issuer redeemed all outstanding shares of 14% Series A Senior Redeemable Exchangeable Cumulative Preferred Stock ("Series A Preferred Stock") and 12% Series B Junior Redeemable Cumulative Preferred Stock ("Series B Preferred Stock") (the "Redemption"). In connection with the Redemption, holders of the Series A Preferred Stock and the Series B Preferred Stock received $29.45 per share and $28.77 per share, respectively. The shares of Series A Preferred Stock and Series B Preferred Stock reported herein as indirectly beneficially owned were owned by the Limited Partnerships.






By: s/ Roger S. Begelman                                    December 10, 2001
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      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.